                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 2


                                 Benihana Inc.
                      ----------------------------------
                               (Name of Issuer)



                     Class A Common Stock, $.10 par value
                      ----------------------------------
                        (Title of Class of Securities)



                                   082047200
                      ----------------------------------
                                (CUSIP Number)


                              Page 1 of 11 Pages

--------------------
CUSIP NO.
082047200
--------------------

-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                           -----
                                                        (b)
                                                           -----
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

                New York
--------------------------------------------------------------
Number of              5.       Sole Voting Power
Shares
Beneficially                      0
                     -----------------------------------------
Owned By               6.       Shared Voting Power
Each
Reporting                         468,600
                     -----------------------------------------
Person With            7.       Sole Dispositive Power

                                  0
                     -----------------------------------------
                       8.       Shared Dispositive Power

                                  604,100
                     -----------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               604,100
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               24.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

               BD-PN-IA
--------------------------------------------------------------------------------

                              Page 2 of 11 Pages

--------------------
CUSIP NO.
082047200
--------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                           -----
                                                        (b)
                                                           -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of              5.       Sole Voting Power
Shares
Beneficially                       0
                     -----------------------------------------
Owned By               6.       Shared Voting Power
Each
Reporting                          468,600
                     -----------------------------------------
Person With            7.       Sole Dispositive Power

                                   0
                     -----------------------------------------
                       8.       Shared Dispositive Power

                                   604,100
                     -----------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               604,100
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               24.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

               HC-PN
--------------------------------------------------------------------------------

                              Page 3 of 11 Pages

--------------------
CUSIP NO.
082047200
--------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Managers Funds on behalf of
         Managers Special Equity Fund
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                           -----
                                                        (b)
                                                           -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

             Massachusetts
--------------------------------------------------------------------------------
Number of              5.       Sole Voting Power
Shares
Beneficially                         0
                     -----------------------------------------
Owned By               6.       Shared Voting Power
Each
Reporting                            134,400
                     -----------------------------------------
Person With            7.       Sole Dispositive Power

                                     0
                     -----------------------------------------
                       8.       Shared Dispositive Power

                                     134,400
                     -----------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               134,400
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               5.3%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

                IC
--------------------------------------------------------------------------------

                              Page 4 of 11 Pages

Item 1(a).     Name of Issuer:
               Benihana Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               8685 NW 53rd Terrace
               Miami, FL  33166

Item 2(a).     Name of Persons Filing:
               The Goldman Sachs Group, L.P., Goldman, Sachs & Co.
               and The Managers Funds on behalf of Managers Special Equity Fund

Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
               85 Broad Street, New York, NY  10004
               for The Managers Funds:
               40 Richards Avenue, Norwalk, CT  06854

Item 2(c).     Citizenship:
               The Goldman Sachs Group, L.P. - Delaware
               Goldman, Sachs & Co. - New York
               The Managers Funds - Massachusetts

Item 2(d).     Title and Class of Securities:
               Class A Common Stock, $.10 par value

Item 2(e).     CUSIP Number:
               082047200

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

        (a).X Broker or dealer registered under Section 15 of the Act, Goldman, Sachs & Co.

        (b).   Bank as defined in Section 3(a)(6) of the Act,

        (c).   Insurance Company as defined in Section 3(a)(19) of the Act,

        (d).X Investment Company registered under Section 8 of the Investment Company Act,
                    The Managers Funds on behalf of Managers Special
                    Equity Fund



                              Page 5 of 11 Pages

        (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                     Goldman, Sachs & Co.

        (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

        (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                          The Goldman Sachs Group, L.P.

        (h).   Group, in accordance with Rule 13d-1(b)(ii)(H).

Item 4.        Ownership.*

        (a).   Amount beneficially owned:
               See the response(s) to Item 9 on the attached cover page(s).

        (b).   Percent of Class:
               See the response(s) to Item 11 on the attached cover page(s).

        (c).   Number of shares as to which such person has:

               (i).      Sole power to vote or to direct the vote:
               See the response(s) to Item 5 on the attached cover page(s).

               (ii).     Shared power to vote or to direct the vote:
               See the response(s) to Item 6 on the attached cover page(s).

               (iii).    Sole power to dispose or to direct the disposition of:
               See the response(s) to Item 7 on the attached cover page(s).

               (iv).    Shared power to dispose or to direct the disposition of:
               See the response(s) to Item 8 on the attached cover page(s).

Item 5.        Ownership of Five Percent or Less of a Class.
               Not Applicable


---------------------------------
* The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs") each disclaim beneficial ownership of the Class A Common Stock beneficially owned by (i) managed accounts and (ii) certain investment limited partnerships, of which a subsidiary of GS Group or Goldman Sachs is the general partner or managing general partner, to the extent partnership interests in such partnerships are held by persons other than GS Group, Goldman Sachs or their affiliates.

                              Page 6 of 11 Pages

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                         See exhibit (99.2)

Item 8.        Identification and Classification of Members of the Group.
               Not Applicable

Item 9.        Notice of Dissolution of Group.
               Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Page 7 of 11 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 10, 1998


                                             THE GOLDMAN SACHS GROUP, L.P.

                                             By: /s/ Hans L. Reich
                                                 -----------------------------
                                             Name:  Hans L. Reich
                                             Title:  Attorney-in-fact


                                             GOLDMAN, SACHS & CO.

                                             By: /s/ Hans L. Reich
                                                 -----------------------------
                                             Name:  Hans L. Reich
                                             Title:  Attorney-in-fact


                                             THE MANAGERS FUNDS on behalf of
                                             Managers Special Equity Fund

                                             By: /s/ Hans L. Reich
                                                 -----------------------------
                                             Name:  Hans L. Reich
                                             Title:  Attorney-in-fact

                              Page 8 of 11 Pages

                               INDEX TO EXHIBITS



Exhibit No.         Exhibit
-----------         -------

     99.1 Joint Filing Agreement, dated February 10, 1998, between The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and The Managers Funds on behalf of Managers Special Equity Fund

     99.2           Item 7 Information


                              Page 9 of 11 Pages